

Mail Stop 4546

October 11, 2016

Lin Dairen
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re:** **China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-31914**

Dear Mr. Lin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: James C. Scoville, Esq.
    Debevoise & Plimpton LLP